Exhibit 99.2

ONKAI, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

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ONKAI, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

U.S. dollars in thousands (except share data and per share data)

	Notes	March 31, 2023	December 31, 2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,134	$1,526
Other accounts receivables		55	50
Total current assets		1,189	1,576

Property and equipment, net		5	1
		5	1

TOTAL ASSETS		$1,194	$1,577

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Trade payables		106	33
Other account payables		78	64
Total current liabilities		184	97

NON-CURRENT LIABILITIES:
Related parties	5	611	636
Convertible SAFE notes	4	4,450	4,089
Total non-current liabilities		5,061	4,725

Commitments and Contingencies	6

STOCKHOLDERS’ DEFICIT
Ordinary shares, par value $0.001 per share; 5,000,000 shares authorized; 2,641,000 shares issued and outstanding (**)	7	(*)	(*)
Additional paid in capital		5	5
Accumulated deficit		(4,056)	(3,250)
Total stockholders’ deficit		(4,051)	(3,245)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT		$1,194	$1,577

(*) Less than 1 thousand.

(**) Retroactively adjusted to reflect share split – see Note 7

The accompanying notes are an integral part of these financial statements.

2

ONKAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

U.S. dollars in thousands (except share data)

		For the three months ended
	Notes	March 31,
		2023	2022

Operating expenses
Research and development expenses	8	$(291)	$(170)
Marketing expenses	9	(200)	(50)
General and administrative expenses	10	(97)	(30)
Total operating loss		(588)	(250)

Revaluation of convertible SAFE notes		(231)	(46)
Other finance income (expenses), net		13	(2)

Net loss		$(806)	$(298)

The accompanying notes are an integral part of these financial statements.

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ONKAI, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (unaudited)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional Paid in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance – January 1, 2023	2,641,000	$ *)	$5	$(3,250)	$(3,245)

Stock-based compensation			(*)		(*)

Net loss	-	-	-	(806)	(806)

Balance – March 31, 2023	2,641,000	$ *)	$5	$(4,056)	$(4,051)

	Ordinary shares			Additional Paid in	Accumulated	Total Stockholders’
	Shares	Amount		Capital	Deficit	Deficit

Balance – January 1, 2022	2,632,000	$	(*)	$2	$(1,473)	$(1,471)

Stock-based compensation				(*)		(*)

Net loss	-		-	-	(298)	(298)

Balance – March 31, 2022	2,632,000	$	(*)	$2	$(1,771)	$(1,769)

(*) Less than 1 thousand.

(**) Retroactively adjusted to reflect share split – see Note 7

The accompanying notes are an integral part of these financial statements.

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ONKAI, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

U.S. dollars in thousands

	For the three months ended March 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(806)	$(298)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	(*)	(*)
Revaluation of convertible SAFE notes	231	47
Stock based compensation	(*)	(*)
Changes in assets and liabilities
Increase in other accounts receivable	(5)	(6)
Increase (decrease) in related parties	(25)	-
Increase in trade payables	73	20
Increase (decrease) in other accounts payable	14	(19)
Net cash provided by (used in) operating activities	(518)	(256)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4)	-
Net cash used in investing activities	(4)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible SAFE notes	130	175
Net cash provided by (used in) financing activities	130	175

Decrease in cash and cash equivalents	(392)	(81)
Cash and cash equivalents at the beginning of the period	1,526	333
Cash and cash equivalents at the end of the period	$1,134	$251

(*) Less than 1 thousand.

The accompanying notes are an integral part of these financial statements.

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ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

NOTE 1 – GENERAL

Onkai Inc. (the “Company”) was incorporated in Delaware, USA on July 30, 2019 and commenced operations on July 30, 2019. The Company has a wholly-owned subsidiary, OnKai (Israel) Ltd., which was incorporated in Israel on April 4, 2021. The Company is developing an AI-based platform to advance health equity for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

Since its inception, the Company has devoted all of its effort to developing its AI-based platform and fund-raising activities.

The Company has incurred operating losses in each year since inception. The Company’s net loss for the period ended on March 31, 2023 was approximately $0.8 million. As of March 31, 2023, the Company had an accumulated deficit of $4.1 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations. The Company anticipates that it will continue to incur significant operating costs in connection with developing and marketing its AI platform.

The Company funded its research and development programs and operations to date primarily through issuance of simple agreement for future equity (“SAFE “) notes. As of March 31, 2023, the Company completed a bridge financing by means of issuance of SAFE notes in the amount of approximately $4.4 million.

Additional funding will be required to fund the Company’s operations and to complete the development of its digital platform and technology for its current development stage and any future commercialization, and to achieve a level of revenue adequate to support the Company’s cost structure.

During June 2023, the Company raised $1.95 million from issuance of 730,815 preferred shares with a share price of $2.67. Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current development and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2022. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2022, are applied consistently in these interim consolidated financial statements.

NOTE 3 – UNAUDITED INTERIM FINANCIAL STATEMENTS

These unaudited consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of March 31, 2023, as well as its results of operations for the three months ended March 31, 2023, and 2022. The results of operations for the three months ended March 31, 2023, are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

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ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

Note 4: Convertible SAFE Notes

During 2020, 2021, 2022 and 2023, the Company issued convertible SAFE notes for total proceeds of $4.5 million. On June 19, 2023, the SAFE notes were converted into 1,744,400 preferred shares in accordance with the terms of the SAFE agreements.

The terms of the convertible SAFE notes provide that in the event of an equity financing before the termination of the SAFE, the SAFE notes will automatically convert into the most senior class of shares in the equity financing at a conversion price equal to between 15%-25%, as detailed in each SAFE agreement, on the price of the senior share class issued in the aforementioned equity financing. If the Company experiences a liquidity or dissolution event, as defined, the SAFE Agreement requires repayment in cash legally available for distribution based on the original investment.

The SAFE notes were classified as a liability and are measured at fair value, pursuant to ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity”. The fair value was determined based on the fixed monetary amount of the variable number of shares to be issued upon automatic conversion of the SAFE notes, as represented by a fixed discount on the Company’s share value in an equity financing event that triggers automatic conversion. The significant input used in the fair value measurement was the SAFE notes’ par value, as it represents the fixed monetary value of the variable number of shares to be issued upon automatic conversion of the SAFE notes in an equity financing. As the SAFE notes’ par value is an observable input, the notes’ fair value is classified as a level 2.

The following table presents changes in the fair value of the convertible SAFE notes:

Balance as of January 1, 2023	$4,089

Issuance of convertible SAFE Notes	130
Revaluation of convertible SAFE notes	231

Balance as of March 31, 2023	$4,450

Balance as of January 1, 2022	$1,219

Issuance of convertible SAFE Notes	175
Revaluation of convertible SAFE notes	47

Balance as of March 31, 2022	$1,441

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ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

Note 5 – Related Parties

1.	As of March 31, 2023, the Company had a related party payable in the amount of approximately $0.3 million pursuant to a service agreement with its officers and directors. In connection with the service agreement, the Company recorded salary expenses and directors’ fee to its related parties in the amount of approximately $90 thousand and $60 thousand for the three months ended March 31, 2023, and March 31, 2022, respectively.

In May 2023, the Company entered into a share purchase and service agreement with Galmed Pharmaceuticals Ltd.In connection with the aforementioned agreement, the amounts due with respect to the share purchase and service agreement with the Company’s officers and directors will be paid only upon the occurrence of: (1) generating revenues of at least $5 million; (2) an equity financing of at least $10 million, or (3) a deemed liquidation event, as defined in the agreement.

2.	In August 2019, an asset purchase agreement was signed between the Company and Kecana Artificial Intelligence Ltd. (“Kecana”), a company controlled by the Onkai’s officers. In connection with the asset purchase agreement, Onkai assumed certain debts owed by Kecana to officers of Onkai. A related party payable in the amount of approximately $0.3 million is outstanding as of March 31, 2023 with respect to the debts assumed by the Company.

Note 6 – Commitments and Contingencies

Please refer to Note 5 for the Company’s commitments and contingencies.

Note 7 – Shareholders’ Deficit

A.	Ordinary shares

Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

B.	Preferred Stocks

Dividends

The holders of shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 5.00% of the Original Issue Price (as defined in the Company’s Amended and Restated Certificate of Incorporation (“COI”)) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Ordinary Shares payable in shares of Ordinary shares).

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ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

Note 7 – Shareholders’ Deficit (Cont.)

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, before any payment shall be made to the holders of Ordinary Sharesby reason of their ownership thereof, an amount per share equal to the greater of (i) one time the applicable Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been paid had all shares of such series of Preferred Stock been converted into Ordinary Sharesimmediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

Voting

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Ordinary Sharesinto which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Election of Directors

The holders of record of a majority of the shares of Preferred Stock then outstanding, shall be entitled to elect one (1) director of the Company and the holders of record of the shares of Ordinary shares, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Company.

Preferred Stock Protective Provisions

The COI contains protective provisions which require the written consent or affirmative vote of the Requisite Holders (as defined in the COI).

Optional Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Ordinary Sharesas is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the applicable Conversion Price (as defined in the COI) for such series of Preferred Stock in effect at the time of conversion.

Adjustment of Conversion Price Upon Issuance of Additional Shares of Ordinary shares

In the event the Company shall at any time after the Original Issue Date (as defined in the COI) issue Additional Shares of Ordinary Shares(as defined in the COI), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price determined in accordance with the formula provided in the COI.

On April 25, 2023 the Company completed a stock split of all its ordinary and preferred shares. As a result of the stock split, the following changes have occurred (i) every one shares of ordinary and preferred shares have been split into one thousand shares of ordinary and preferred shares respectively; (ii) the number of shares of ordinary shares underlying each ordinary shares option or ordinary shares warrant have been proportionately increased on a 1-for-1000 basis, and the exercise price of each such outstanding shares option and warrant has been proportionately decreased on a 1-for-1000 basis. Accordingly, all option numbers, share numbers, share prices, and exercise prices have been adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 1-for-1000 stock split. All the share numbers and share prices have been adjusted retroactively within these financial statements to reflect the stock split.

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ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

Note 7 – Shareholders’ Deficit (Cont.)

3.	During June 2023, the Company raised $1.95 million in exchange for 730,815 preferred shares at a share price of$2.67. per share. In connection with the equity financing round, the Company issued 1,744,400 preferred shares upon the conversion of SAFE notes (see Note 4) in the amount of $3.8 million.

C. Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2020 Stock Incentive Plan (the “2020 Plan”). The 2020 Plan, which was adopted by the Board on July 30, 2020, provides for the grant of issuance of restricted stocks, options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company’s officers, directors, employees, service providers and consultants. The 2020 Plan provides for such equity-based compensation under various and different tax regimes. As of March 31, 2023 a total of 119,000 stock options are reserved for issuance under the 2020 plan.

A summary of the status of the Company’s 2020 Plan as of March 31, 2023 and March 31, 2022 and changes during the three months then ended are presented below:

	Three months ended March 31 (*)
	2023		2022
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
Options outstanding as of January 1	549,000	$0.35	551,000	$0.33
Granted		$-	40,000	$0.83
Forfeited	(28,000)	$0.83	-	-
Exercised	-	$-	-	-
Outstanding as of March 31	521,000	$0.32	591,000	$0.36

Options exercisable as of March 31	$371,000	$0.18	32,000	$0.11

(*) Retroactively adjusted to reflect share split – see Note 5

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ONKAI, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

Note 7– Shareholders’ Deficit (Cont.)

The fair value of the Company’s stock options granted for the three months ended March 31, 2022 was estimated using the Black-Scholes option pricing model using the following range assumptions:

-	fair value of ordinary share of $0.049-$0.055
-	dividend yield of 0.00%.
-	risk-free interest rate of 0.92%-1.4%.
-	an expected life of 4 years.
-	and a volatility rate of 46.6%

-	As of March 31, 2023 and March 31, 2022, the weighted-average remaining contractual term of the outstanding stock options, is 8.0 years and 7.2 years, respectively,

-	The weighted average grant date fair value of the options granted during the three months ended March 31, 2022 was $0.06 thousand.

-	The unrecognized share-based compensation expense on stock options expected to vest as of March 31, 2023 and March 31, 2022, is approximately $2 thousand and $5 thousands, respectively, and is expected to be recognized over a weighted-average period of approximately 1.75 years and 2.75 years, respectively.

-	For the three months ended March 31, 2023 and March 31, 2022, the Company recorded share-based compensation expenses of $0.3 thousand and $0.5 thousand, respectively.

During 2020 and 2021, the Company issued a total of 72,000 RSUs. Upon vesting, each RSU will be settled by the issuance of one ordinary share. The RSUs vest over four years. As of March 31, 2023 and March 31, 2022, all issued RSU’s are outstanding   and are expected to be recognized over a weighted-average period of approximately 1.5 years and 0.5 years, respectively.

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ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

Note 8 – Research and Development Expenses

	Three months ended March 31,
	2023	2022

Salaries	$101	$77
Share based compensation	(*)	(*)
Software development	110	72
Professional services	80	21
	$291	$170

(*) Less than 1 thousand.

Note 9 –Marketing expenses

	Three months ended March 31,
	2023	2022

Salaries	$87	$13
Share based compensation	(*)	(*)
Professional services	105	28
Consulting expenses	8	9
	$200	$50

(*) Less than 1 thousand.

Note 10 – General and Administrative Expenses

	Three months ended March 31,
	2023	2022

Professional services	52	21
Share based compensation	(*)	(*)
Other	45	9
	$97	$30

(*) Less than 1 thousand.

Note 11 – Income Taxes

The Company is subject to income taxes under the Israeli and U.S. tax laws:

Corporate tax rates

The Company is subject to U.S. federal tax rate of 21% for the three months ended March 31, 2023 and March 31, 2022.

12

ONKAI, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share data

The Company has not been audited by the U.S. Internal Revenue Service since its incorporation.

As of March 31, 2023 and March 31, 2022, the Company has generated accumulated net operating losses in the U.S. of approximately $3.4 million and $1.6 million, respectively. U.S. net operating losses are available through 2035. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the U.S. Internal Revenue Code of 1986.The annual limitation may result in the expiration of U.S. net operating losses before utilization.

Onkai (Israel) Ltd. is subject to Israeli corporate tax rate of 23% for the three months ended March 31, 2023 and 2022, respectively. Onkai (Israel) Ltd. has not received a final tax assessment since its incorporation.

As of March 31, 2023 and 2022, Onkai (Israel) Ltd. has generated accumulated net operating losses in Israel of approximately $0.5 million and $0.2 million which may be carried forward and offset against taxable income in the future for an indefinite period.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of March 31, 2023, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $4.1 million. The Company is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

The components of loss before income taxes consisted of the following (in thousands):

	Three Months ended March 31,
	2023	2022

U.S.A	$595	$235
Israel	211	63
	$806	$298

A reconciliation of the Company’s actual tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Three months ended March, 31
	2023	2022

Loss before taxes on income	$806	$298

Statutory tax rate	21%	21%

Theoretical tax benefit	170	63

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(170)	(63)

Actual tax expense	$—	$—

Note 12 - Subsequent events:

The Company evaluated subsequent events through the issuance date of the financial statements on August 2, 2023.

1.	For information regarding the share split effected on April 26, 2023, see Note 7.

2.	For information regarding the conversation of convertible SAFE notes and issuance of preferred shares during June 2023, see Note 7.

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